November 21, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:     Black Box Corporation
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 21, 2012
Form 10-Q for the Quarterly Period Ended September 29, 2012
Filed November 7, 2012
File No. 000-18706
Management's Response to Comment Letter Dated November 8, 2012

Dear Mr. Gilmore:

Management (“Management”) of Black Box Corporation (the “Company”) has reviewed the comment letter of the Securities and Exchange Commission (the “Commission”) Staff (the “Staff”) dated November 8, 2012 (the “comment letter”) regarding the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed May 21, 2012 (the “Form 10-K”) and the Form 10-Q for the period ended September 29, 2012, filed November 7, 2012 (the “Form 10-Q”). Please find Management's responses detailed below.

The Company acknowledges the following as it relates to the comment letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended March 31, 2012

Business

Backlog, page 4

1. STAFF COMMENT
You disclose that backlog represents expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days of quarter end. Please tell us what consideration you have given to disclosing the dollar amount of your orders and contracts considered to be firm, regardless of timing for completion, and the amount of orders and contracts expected to be completed within the next 12 months. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

1. COMPANY RESPONSE
We acknowledge the guidance in Item 101(c)(1)(viii) of Regulation S-K in relation to our current discussion of “Backlog” included in Item 1. Business of the Form 10-K. As noted in our disclosure, we define backlog as expected revenue related to executed client purchase orders or contracts that are estimated to be complete within 180 days of quarter end. Our revenues are heavily dependent on short-term projects that are generally completed within 180 days from purchase order or contract. Given the short-term nature of most of our project revenue and its significant contribution to total revenue, we believe that our current disclosure, which defines our backlog on a rolling 180-day basis as of the end of each quarter, provides our readers with a conservative, yet meaningful, view of our potential future revenues from executed client purchase orders or contracts as of the end of such quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company, page 11

2. STAFF COMMENT
Please tell us what consideration you have given to discussing the material risks, challenges, and uncertainties that impact your financial condition and operating results in your Form 10-K and most recent Form 10-Q. We note your letter dated February 10, 2010 in which you represented that you would consider enhancements to your overview section to provide an executive-level discussion that identifies the most important themes or significant matters on which management is focused. In this respect, it appears that the challenges the Chief Executive Officer addressed in your Q4 earnings conference call on May 10, 2012, such as the deferral of projects by many of your clients and the lack of clarity that you have on the timing of awards, could have been discussed. As further examples, it appears that you could have discussed changes in communication technology, competitive pressures, the move to time and material contracts from fixed maintenance, factors that led to goodwill impairment, and the primary drivers of your business.

2. COMPANY RESPONSE
We first note that, in accordance with our letter dated February 10, 2010, we have enhanced our disclosure within Management's Discussion and Analysis with an executive-level discussion that has (i) included relevant economic and industry-wide factors; (ii) served to inform the reader about how we earn revenues and associated income and generate cash; (iii) discussed our lines of business, location or locations of operations and principal products and services; and (iv) provided insight into material opportunities, challenges, uncertainties and risks, such as those presented by known material trends on which Management is focused in the short and long term.

Second, when drafting our Management's Discussion and Analysis, we do consider the material risks, challenges and uncertainties that impact our financial condition and operating results, and we believe that the Management's Discussion and Analysis contained in our Form 10-K and Form 10-Q, including our executive-level disclosure, discuss the most material matters impacting our financial condition and operating results. Nonetheless, we acknowledge that other important factors that either have impacted our financial condition and operating results or that create challenges to the future operating results or financial condition of the Company sometimes are mentioned in our earnings press releases or on our earnings calls and we will give additional consideration in future filings to further enhancing our Management's Discussion and Analysis to include those items to the extent material to our historical results.

In addition, in future filings, we are considering enhancements to our executive-level discussion noted above to provide a discussion of the current risks, challenges and uncertainties facing the Company that could have a material impact on our financial condition and operating results.

Fiscal 2012 Compared to Fiscal 2011, page 14

3. STAFF COMMENT
Please tell us what consideration you have given to expanding the results of operations section to provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results in your Form 10-K and most recent Form 10-Q. For example, we note that the Chief Executive Officer's statements in the Form 8-K filed on October 30, 2012 that the “current economic backdrop continues to negatively impact demand” for your services and create “competitive challenges” in your “end markets.” Explain how the changes in revenue are related to economic conditions and whether management anticipates any trends or known demands related to these economic conditions.

3. COMPANY RESPONSE
We note that our executive-level disclosure provides the reader with the key drivers of our business units and we believe that all other material factors impacting our financial condition and operating results are disclosed in our Management's Discussion and Analysis in these filings. In future filings, we will consider further enhancements to our disclosures to provide additional detail of the underlying internal or external business events and developments that had an impact on the Company's financial results.

Supplementally, we note that the Company's primary services offerings are dependent upon general economic conditions and our clients' capital spending. Currently, our bidding activity remains steady but some of our clients have delayed decisions on capital spending as a result of the economic uncertainty which has affected our revenue, the key factor (other than general economic conditions) that has impacted our results, as noted in our Management's Discussion and Analysis. At this time, management believes that these factors are temporary and are not trends or known demands related to these economic conditions.

Critical Accounting Policies

Goodwill, page 22

4. STAFF COMMENT
We note that you recorded a goodwill impairment charge of approximately $318 million as a result of your annual goodwill assessment conducted as of October 1, 2011 primarily due to using an increased weighted-average cost of capital for North America and lower profitability as a result of competitive market conditions for both North America and Europe. Please compare these factors and conditions at the time of your Fiscal 2011 analysis to the time of your Fiscal 2012 analysis, highlighting the specific changes in underlying circumstances. Describe your monitoring of segment profitability and other conditions subsequent to the Fiscal 2011 analysis and the basis for concluding that interim testing was not required prior to the annual test.

4. COMPANY RESPONSE
Our step 1 analysis for the period ended October 1, 2011 yielded deficits (i.e., carrying value that exceeds fair value) of $93 million and $8 million for North America and Europe, respectively, and resulted in goodwill impairment loss of $277 million and $41 million for North America and Europe, respectively. The weighted-average cost of capital in North America increased 1.1% from 9.9% for the annual impairment analysis for the period ended October 2, 2010 in Fiscal 2011 to 11.0% (the highest level in ten years) for the period ended October 1, 2011 in Fiscal 2012 as a result of fluctuations of multiple components within the weighted-average cost of capital. In North America, unlevered net income during the forecast period (3.5 years) decreased $14 million from $204 million in Fiscal 2011 to $190 million in Fiscal 2012 and unlevered net income for the terminal value decreased $3 million from $66 million in Fiscal 2011 to $63 million in Fiscal 2012. In Europe, unlevered net income during the forecast period decreased $10 million from $29 million in Fiscal 2011 to $19 million in Fiscal 2012 and unlevered net income for the terminal value decreased $3 million from $9 million in Fiscal 2011 to $6 million in Fiscal 2012. The decreases in unlevered net income were primarily the result of competitive market conditions.

The Company monitors, on an interim basis, its profitability forecasts used in the most recent annual goodwill impairment assessment to assess whether the carrying value of goodwill is recoverable. For this interim monitoring, the weighted-average cost of capital is assumed constant because it is computed at a point in time and includes many economic and industrial factors that are not readily available to the Company and can fluctuate significantly. Additionally, the Company monitors other factors (e.g., adverse change in legal factors or business climate, adverse action or assessment by a regulator, unanticipated competition and loss of key personnel, among others) that could impact the recoverability of goodwill. During the interim period from October 2, 2010 to October 1, 2011, the Company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment.

5. STAFF COMMENT
Please tell us how the MD&A disclosures in your Form 10-Q for the quarterly period ended September 30, 2011 adequately addressed the expected impact that the increased weighted-average cost of capital for North America and lower profitability in both North America and Europe may have on the recoverability of your goodwill. In this regard, we note no disclosure in the Form 10-Q prior to the impairment that would indicate that an impairment was reasonably likely and we also note that your disclosures on page 7 of the September 30, 2011 Form 10-Q indicate that the company's segments continue to operate profitably and generate positive cash flow and the company expects that will continue through the remainder of Fiscal 2012. Please tell us how your MD&A disclosures prior to the impairment adequately addressed known trends and uncertainties that were reasonably likely to have a material impact on your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

5. COMPANY RESPONSE
As noted in our response to Comment 4 above and for the reasons stated therein, during the interim period from October 2, 2010 to October 1, 2011, the Company believed the carrying value of goodwill was recoverable and, accordingly, there was no need for an interim goodwill impairment assessment. We also note that an increase in weighted-average cost of capital or a decrease in profitability, by themselves, would not have produced a deficit in North America. The Company was not aware of the increases in the weighted-average cost of capital in Fiscal 2012 until after the filing of our Form 10-Q for the quarterly period ended October 1, 2011. As a result, at the time of the filing of this Form 10-Q, we had not concluded that impairment was reasonably likely and there was no known trend or uncertainty regarding impairment to disclose at that time.

Further, in our Form 10-K for the period ending March 31, 2011, and in prior filings, since the Company's stock market capitalization generally had been lower than its net book value, the Company provided significant disclosures in Management's Discussion and Analysis regarding its goodwill and certain factors that could result in an impairment loss, as well as a sensitivity analysis of the impact of changes in the weighted-average cost of capital.

6. STAFF COMMENT
Please describe for us the process by which you develop and update operating projections as part of your business planning and management. Tell us the timing of which these are generated and the levels (e.g. reportable segment, operating segment, product/service, significant subsidiaries) at which such information is developed.

6. COMPANY RESPONSE
Our fiscal year begins on April 1 and ends on March 31. We develop annual operating projections, for the upcoming fiscal year, between December and February. We use those annual operating projections for the upcoming fiscal year, along with market and internal growth projections, to derive a five-year forecast. Fiscal year operating projections are updated on a quarterly basis usually in connection with a quarter-end. Operating projections are developed at the branch level (i.e., the level of the Company which produces revenues and/or incurs expense), which are then aggregated into our operating segments.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3: Inventories, page 37

7. STAFF COMMENT
We note your disclosure on page 32 that the company's inventory is valued at the lower of cost or market value and has been reduced by an allowance for excess and obsolete inventories, recording an estimate for slow moving and obsolete inventory ("inventory reserve"). Please tell us what consideration was given to ASC 330-10-35-14 and SAB Topic 5.BB with respect to the direct write-down of inventory to the new cost basis.

7. COMPANY RESPONSE
Our inventory is valued at the lower of cost or market and further reduced for specific excess and obsolete inventory. For “convenience,” we reduce inventory cost through a contra asset rather than through a new cost basis. We confirm that goods, written down below cost at the close of a fiscal year, are subsequently carried at the reduced cost basis (i.e., market value). In future filings, we will modify our disclosure to more accurately represent this practice.

Note 17: Segment Reporting, page 52

8. STAFF COMMENT
We note disclosure on pages 23 and 39 that management is currently considering alternative reporting segments for the purpose of making operational decisions and assessing financial performance. We note similar disclosure starting with the company's September 26, 2009 Form 10-Q. Please describe for us the alternative reporting segments being considered and update us on the status.

8. COMPANY RESPONSE
We operate in the rapidly-changing communications technology market and have grown by acquisition. As a result, we continually review the structure of our operations to ensure that we are operating in a manner to best meet and service our client demands.

At the time of the filing of the Form 10-Q for the quarter ended September 26, 2009, the Chief Executive Officer had begun considering alternative reporting segments (from a geographic basis to a services basis) for the purpose of making operational decisions and assessing financial performance. In anticipation of succession planning which the Company announced in June 2012, we have continued to make such disclosure. As noted above, while no decision has been made, such change could include a change from segments based on geography to segments based on category of services.

9. STAFF COMMENT
We note that you report the segment North America. Please tell us what consideration was given to separately disclosing of revenues and long-lived assets attributed to the U.S. Please refer to ASC 280-10-50-41.

9. COMPANY RESPONSE
North America is made up of the United States, Canada and Mexico. The revenues and long-lived assets for the United States make up approximately 99% and 100%, respectively, of North America as of March 31, 2012. We do not believe separate disclosure of the Company's domestic operations is meaningful since it constitutes nearly the entirety of North America as noted above. However, as long as we continue to report segment information on a geographic basis, we will monitor the size of revenues and long-lived assets of the United States in relation to the rest of North America and in future filings may determine that separate disclosure is appropriate.

10. STAFF COMMENT
You disclose on page 5 that approximately 25% of your revenues is derived from sales to agencies and departments of federal, state and local governments. Please tell us what consideration was given to whether the U.S. federal government is considered a major customer as defined in ASC 280-10-50-42.

10. COMPANY RESPONSE
We acknowledge the guidance in ASC 280-10-50-42 in relation to our disclosures in Note 17: Segment Reporting included in Item 8. Financial Statements and Supplementary Data of the Form 10-K and we acknowledge that 25% of our revenues are derived from sales to agencies and departments of federal, state and local governments. When considering the disclosure for major customers, we define a customer as the recipient of a good or service obtained from a vendor or supplier for monetary or other valuable consideration. Our sales, which include bidding and legal contracting, and the customer relationships, are with various agencies and departments of federal, state and local governments rather than the federal, state and local government itself. Therefore, we consider these underlying agencies and departments of federal, state and local governments, for which we have the customer relationship, as our customers. We have and will continue to monitor these underlying agencies and departments for disclosure as a major customer.

Form 10-Q for the Quarterly Period Ended September 29, 2012

Note 4: Goodwill, page 8

11. STAFF COMMENT
You disclose that each of the company's reporting units continues to operate profitably and generate cash flow from operations, and the company expects that each will continue to do so in Fiscal 2013 and beyond. In light of the decreased revenues and operating income in your North America and Europe reportable segments subsequent to the last goodwill impairment analysis, please tell us what consideration was given to performing an interim goodwill impairment test. Please refer to ASC 350-20-35-30.

11. COMPANY RESPONSE
As noted above, the Company monitors, on an interim basis, its profitability forecasts used in the most recent annual goodwill impairment assessment to assess whether the carrying value of goodwill is recoverable. For this interim monitoring, the weighted-average cost of capital is assumed constant because it is computed at a point in time and includes many economic and industrial factors that are not readily available to the Company and can fluctuate significantly. Additionally, the Company monitors other factors (e.g., adverse change in legal factors or business climate, adverse action or assessment by a regulator, unanticipated competition, and loss of key personnel, among others) that could impact the recoverability of goodwill. During the interim period from October 1, 2011 to September 28, 2012, the Company believed the carrying value of goodwill was recoverable and, thus, there was no need for an interim goodwill impairment assessment.

If the Staff would like to discuss these responses further, please contact me at (724) 873-6795.

Very truly yours,

/s/ Timothy C. Huffmyer
Timothy C. Huffmyer
Vice President, Chief Financial Officer
Treasurer, Secretary and Principal Accounting Officer